Exhibit 99.1

FOR IMMEDIATE RELEASE

World-Leading Mobile Infrastructure Giant Selects
Silicom’s Acceleration Cards For Next-Gen 5G Mobile Networks

- 3rd major 5G win in 6 months demonstrates Silicom’s emerging leadership of the 5G DU-performance-booster market -

KFAR SAVA, Israel, May 6, 2021 -- Silicom Ltd. (NASDAQ: SILC), a leading supplier of networking and data infrastructure solutions, today announced that one of the world’s largest mobile infrastructure equipment providers has awarded it a design win for a customized version of one of its Smart 5G acceleration cards.

The customer will immediately begin integrating Silicom’s current standard card into its Distributed Unit (DU) solution for PoCs (Proof of Concepts) and initial deployments. In parallel, Silicom will develop another version of the card to be used by the customer for mass deployments.

“We are honored that this global mobile equipment provider has chosen to deploy one of Silicom’s innovative acceleration cards in its 5G networks for mobile operators,” commented Shaike Orbach, Silicom’s CEO. “Since this customer supplies mobile infrastructure to major telcos and mobile operators on all of the world’s five continents, this win will further extend and increase the presence of our 5G O-RAN solutions in mobile infrastructure deployments globally. We are especially happy to achieve this milestone at a time during which O-RAN is gaining momentum, with about one million Distributed Units (DUs) planned to be deployed throughout the world by 2024.”

Mr. Orbach continued, “In addition, the fact that another 5G leader – now, for the first time, a major 5G equipment vendor - has selected a 5G acceleration solution from Silicom is an important affirmation that will help us expand our momentum in the 5G marketplace. Just as the two 5G design wins with operators that we announced recently helped us attract attention, this win is likely to bring us new opportunities, further cementing our leadership of the 5G DU-performance-accelerator niche. We look forward to providing additional operators and equipment providers with the 5G performance edge they seek.”

##

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com